Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

The following discussion is management’s discussion and analysis (“MD&A”) of the results and financial condition of New Found Gold Corp. (the “Company” or “New Found”) and should be read in conjunction with the accompanying unaudited condensed interim financial statements for the three months ended March 31, 2025 and March 31, 2024 and related notes. In addition, this MD&A should be read in conjunction with the audited annual financial statements and the related notes for the years ended December 31, 2024 and December 31, 2023. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”), and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this MD&A and the Risk Factors discussed in the Company’s most recent Annual Information Form on file on the Canadian Securities Administrator’s System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is May 12, 2025.

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” at the end of this MD&A.

The technical content disclosed in this MD&A was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under NI 43-101. Ms. Render consents to the publication of this MD&A by New Found. The scientific and technical information in this MD&A relating to the Queensway Project (as defined herein) is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date March 18, 2025 prepared by Pierre Landry, P.Geo., Lance Engelbrecht, P. Eng. and David M. Robson, P.Eng., each of of SLR Consulting (Canada) Ltd. (“SLR”) and Sheldon H. Smith, P.Geo. of Stantec (each, a “Qualified Person” or “QP”) in accordance with NI 43-101 (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Company Overview

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act (British Columbia) in the province of British Columbia. The Company’s head office is located at is Suite 2129, 1055 West Georgia Street, Vancouver, British Columbia V6E 3P3, and its registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”. On September 29, 2021, the Company also listed its shares on the NYSE American stock exchange under the symbol “NFGC”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

The Queensway Project is comprised of 103 mineral licences, including 7,024 claims comprising 175,600 hectares (“ha”) of land located near Gander, Newfoundland and Labrador. The Queensway Project is accessible by main access roads including the Trans-Canada Highway that passes through the northern portion of the project and has high voltage electric transmission lines running through the project area. The Queensway Project is divided into two blocks, Queensway North (“QWN”) which is designated to the claim group north of Gander Lake and Queensway South (“QWS”) which is the property portion located south of Gander Lake.

As of the date of this MD&A, the Company’s board of directors consisted of the following: Paul Huet (Chairman), Keith Boyle, Vijay Mehta, Melissa Render, William Hayden and Chad Williams.

Project Summary

Queensway Gold Project, Newfoundland

Background, Ownership and History

The Queensway Gold Project (“Queensway”, the “Project” or the “Queensway Project”) consists of licences that were acquired by New Found through 1) online map staking with the Government of Newfoundland and Labrador, 2) the successful completion of a series of option agreements (9 option agreements), 3) licences originally acquired by Palisades Resources Corp., which was renamed New Found Gold Corp. in June 2017 and 4) purchase agreements.

In addition, five licences are currently owned by separate licence holders and are subject to New Found satisfying conditions of an option agreement (the “VOA Option Agreement”) between Aidan O’Neil, Suraj Amarnani, Josh Vann and VOA Exploration Inc. and New Found.

On April 21, 2024, the Company entered into a property purchase agreement with Labrador Gold Corp. (“LabGold”) to acquire a 100% interest in LabGold’s Kingsway Project, located near Gander, Newfoundland and Labrador, as well as certain related assets of LabGold (the “Transaction”). The Transaction closed on July 9, 2024. Pursuant to the acquisition, the Company issued 5,263,157 common shares to LabGold with a value of $20,000,000. The Company paid $438,541 in professional and filing fees in connection with the Transaction. This acquisition resulted in expansion of the Project by 7,775ha and gaining approximately 13.5km of strike along the Appleton Fault Zone. The Company also paid a $750,000 Expenditure Target Payment to the optionors upon completion of an aggregate of $30,000,000 of exploration expenditures incurred on the property during the year ended December 31, 2024.

In May 2024, New Found completed a purchase agreement with Sky Gold Corp. expanding the Project by 4,800 ha. As consideration, New Found paid $35,000.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

On July 29, 2024, the Company entered into three royalty purchase agreements with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”) to purchase part of each Vendor’s royalty interest in aggregate, 0.6% of the Vendors’ 1.6% net smelter returns royalty underlying several zones at the Company’s Queensway Project. The transaction closed on August 8, 2024. Pursuant to the acquisition, the Company paid aggregate cash consideration of $1,950,000 and aggregate share consideration of 300,000 common shares with a combined value of $1,011,000 to the Vendors. The Company purchased the remaining 1.0% net smelter returns royalty from the Vendors for $1,000,000 in aggregate in cash, of which $666,667 was paid during the three months ended March 31, 2025. The Company paid an aggregate of $79,845 in professional fees in connection with the royalty purchases.

The Project is located adjacent to the Trans-Canada Highway approximately 15 km west of Gander, Newfoundland. Queensway is centered on a 110 kilometre (“km”) segment of the district-scale Appleton (“AFZ”) and Joe Batts Pond (“JBPFZ”) fault zones and encompasses an area of 1,756 square kilometre (“km2”). Epizonal-style gold-bearing veins are hosted in secondary faults that splay from the AFZ in various orientations. The Keats Baseline Fault is a highly prospective northeast striking splay branching from the AFZ with a strike length of 575 metres (“m”). In 2019, while exploring the Keats Baseline Fault, a broad array of visible gold bearing epizonal-style quartz veining was intercepted in what is now the Keats Zone. The interval graded 92.9 g/t Au over 19 m which sparked a 650,000 m drill campaign that is still on-going as of the date of this MD&A. Since 2019, New Found has discovered key high-grade zones such as Iceberg, Keats West, Golden Joint, Lotto, Jackpot, K2, Monte Carlo, Pistachio, Golden Dome and Dropkick in Queensway North and several in Queensway South including Astronaut and Nova.

New Found has drilled approximately 600,000 m to systematically explore the immediate hanging wall and footwall domains of the AFZ and JBPFZ. Drilling mainly focused on a seven km segment of the AFZ testing shallow targets with vertical depths of approximately 250 m in Queensway North. In 2023 and 2024, New Found conducted a 3D seismic survey to define the architecture of mineralized fault systems at depth and acquired the Kingsway Project to add an additional 12-km of the AFZ to explore. In 2024, New Found utilized the seismic survey to test deeper extensions of known mineral zones and began drilling shallow targets on the Kingsway Project. During this time, New Found made new gold discoveries on its Golden Dome and Dropkick zones which includes grades of 343 g/t Au over 2.15 m and 89.5 g/t Au over 5.85 m, respectively. With the recently acquired Kingsway Project, Queensway currently boasts tens of kilometers of untested strike length along the AFZ and JBPFZ. The Company is well positioned to advance and replenish a healthy pipeline of targets as it continues to expand its footprint on a district-scale gold play. In 2025, New Found plans to continue conducting infill and definition drilling on resource-stage zones and explore untested shallow targets along the AFZ and JBPFZ.

Key milestones

•	2016–2019:	Initial claim staking and grassroots exploration.

•	2020:	High-grade discovery at the Keats Zone, including drill intercepts of 92.96 g/t Au over 19.0 m.

•	2021–2023:	Aggressive drill expansion with over 500,000 meters drilled across multiple targets leading to several near-surface high-grade discoveries including Lotto, Golden Joint, Keats West, Iceberg, K2, Jackpot and Honeypot. Completion of deep 3D seismic survey for deep targeting.

•	2024:	Announcement the Company had engaged SLR to conduct an initial mineral resource estimate (“MRE”) and preliminary economic assessment (“PEA”) to be completed in 2025. Continued step-out drilling both near-surface and deep which doubled vertical extent of the gold mineral footprint to 830 m with a project total of 606,226 meters drilled by New Found Gold. Gained an additional 13 km of strike along the AFZ with the acquisition of the Kingsway Project from Labrador Gold.

•	2025:	Completion of an initial MRE (see below and the Company’s news release dated March 24, 2025).

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

The Project is 100%-owned and benefits from excellent infrastructure, including highway access, power, and proximity to skilled labor and supply chains.

Q1 2025 Highlights

•	Effective January 20, 2025, Mr. Keith Boyle joined the Company as CEO.

•	Effective February 18, 2025, the Company further strengthened its management team by appointing Fiona Childe (Ph.D., P.Geo.) as VP Communications and Corporate Development, Jared Saunders (Ph.D., CRSP, EP) as VP Sustainability and Robert Assabgui (B.Eng., P.Eng.) as Study Manager.

•	On March 24, 2025, the Company announced an initial MRE on Queensway of 18.0 million tonnes (“Mt”) grading 2.40 grams of gold per tonne (“g/t Au”), for 1.39 million ounces (“Moz”) indicated and 10.7 Mt grading 1.77 g/t Au, for 0.61 Moz inferred.

Highlights subsequent to Q1 2025

•	On April 14, 2025, the Company announced the sale of its non-convertible senior secured notes of Maritime Resources Corp. for gross proceeds of $2,778,000 (US$2,000,000).

•	On April 15, 2025, the Company announced the filing of the technical report for the initial MRE and provided an overview of, and plans for, the Project.

•	On April 25, 2025, the Company filed a preliminary short form base shelf prospectus in each of the provinces and territories of Canada. Once the Company files a final short form base shelf prospectus, such prospectus will allow the Company to make offerings of common shares, warrants, subscription receipts, units, debt securities, share purchase contracts or any combination of such securities during a period of 25 months.

•	On April 29, 2025, the Company announced the continued expansion of Queensway at depth with the significant intervals of 38.7 g/t Au over 6.55 m at the Dome zone and 10.3 g/t Au over 8.20 m at the Keats South Deep zone.

•	On May 1, 2025, the Company initiated its 2025 diamond drilling program with 4 drills starting within the extents of the MRE at Keats West and Lotto in advance of planned trenching in these regions. The program will focus on continued near-surface definition drilling within the MRE footprint and near-MRE expansion drilling.

Queensway MRE

As of March 15, 2025, the Queensway Mineral Resources are estimated as follows:

•	Open pit Indicated Mineral Resources are estimated to total approximately 17,267 thousand dry metric tonnes (“kt”) grading 2.25 g/t Au containing approximately 1,249 thousand ounces (“koz”), and Inferred Mineral Resources are estimated to total approximately 8,960 kt grading 1.24 g/t Au containing approximately 358 koz Au.

•	Underground Indicated Mineral Resources are estimated to total approximately 771 kt grading 5.76 g/t Au containing approximately 142 koz, and Inferred Mineral Resources are estimated to total approximately 1,749 kt grading 4.44 g/t Au containing approximately 250 koz Au.

On April 15, 2025, the Queensway Technical Report was filed on SEDAR+.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Table 1:      Summary of Mineral Resources – Effective Date March 15, 2025

Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit
K2, Monte Carlo	AFZ Core	Indicated	3,588	1.51	175
		Inferred	3,755	1.22	147
Keats West, Cokes, Powerline	AFZ Core	Indicated	4,392	1.85	261
		Inferred	2,410	1.33	103
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	7,004	2.94	662
		Inferred	1,037	0.84	28
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	1,205	3.16	122
		Inferred	1,078	1.31	45
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	995	0.82	26
		Inferred	474	1.56	24
H Pond, 1744, Pocket Pond	JBP	Indicated	83	1.54	4
		Inferred	206	1.66	11
Total		Indicated	17,267	2.25	1,249
		Inferred	8,960	1.24	358
Underground
K2, Monte Carlo	AFZ Core	Indicated	32	3.02	3
		Inferred	335	2.78	30
Keats West, Cokes, Powerline	AFZ Core	Indicated	-	-	-
		Inferred	28	2.76	3
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	306	5.13	50
		Inferred	660	4.53	96
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	303	6.97	68
		Inferred	394	6.34	80
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	100	5.42	17
		Inferred	119	5.72	22
H Pond, 1744, Pocket Pond	JBP	Indicated	30	4.09	4
		Inferred	214	2.79	19
Total		Indicated	771	5.76	142
		Inferred	1,749	4.44	250
Open Pit + Underground
Total		Indicated	18,038	2.40	1,392
		Inferred	10,709	1.77	608

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce, and a US$/C$ exchange rate of US$1.00 = C$1.43.
3.	Open pit Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au and constrained by a preliminary optimized pit shell with a pit slope angle of 45° and bench height of 5 m.
4.	RPEEE for underground Mineral Resources was demonstrated by constraining with MSO shapes generated at a cut-off grade of 1.65 g/t Au, with heights of 10 m, lengths of 5 m, and a minimum mining width of 1.8 m.
5.	The optimized pit shell, underground reporting shapes, and cut-off grades were generated by assuming metallurgical recovery of 90%, standard treatment and refining charges, mining costs of C$5.0/t moved for open pit and C$120/t processed for underground, processing costs of C$20/t processed, and general and administrative costs of C$7.5/t processed.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Bulk density within the vein and halo mineralization domains is 2.7 t/m3.
8.	Numbers may not add due to rounding.

•	The MRE is grouped into three primary areas. The AFZ Core area contains the majority of zones, including K2 and Monte Carlo; Keats West, Cokes, and Powerline; Keats, Keats South, Iceberg, Iceberg Alley, Knob, and Golden Bullet; as well as Lotto, Golden Joint, Jackpot, and Honeypot. These zone names reflect the most prominent veins contributing to the contained metal within each zone, though each zone includes numerous additional veins beyond those listed. The AFZ Peripheral area includes the Big Vein, Pristine, HM, and Midway zones. The JBP area includes the H Pond, 1744, and Pocket Pond zones. All Mineral Resources are located within the QWN block; no Mineral Resources have been estimated for QWS.

•	The resource database was closed on November 1, 2024 and contains 3,214 holes drilled by New Found Gold and previous operators, for a total of 723,387 m of which 550,949 m have assay intervals. Within the AFZ Core area, mineralization was modelled as 308 veins and nine additional halo zones. Within the Queensway North peripheral areas, mineralization domains consist of 17 veins in the JBP area and 33 veins in the AFZ Peripheral area. All areas also include a 2 m buffer around the veins capturing adjacent low-grade mineralization. Au grades were estimated using Inverse Distance cubed (ID3) and a four pass search strategy.

•	Protocols for drilling, sample preparation and analysis, verification, and security meet industry standard practices and are appropriate for the purposes of a Mineral Resource estimate.

•	Mineral Resource classification was based primarily on drill hole spacing, applied to designate contiguous zones of like classification.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Exploration Activities

Since the cutoff date of the initial MRE, New Found has completed an additional 21,448 m of drilling including follow-up drilling at the recent discovery, Golden Dome, in addition to expansion drilling at both Dome, Dropkick, Keats-AFZ Deep, and Keats South Deep (see New Found news releases dated February 11, 2025, and February 24, 2025).

The early success of these programs have demonstrated the potential for 1) epizonal style gold mineralization to extend to significant depths as seen in the deep drilling at Keats South and Keats-AFZ Deep with significant gold intervals at depths that are now up to 1,150m, and at Golden Dome with high grade mineralization occurring just below the existing Mineral Resource estimate footprint, 2) the extension of known gold zones currently tested shallowly, like at Dome, and 3) the potential to both expand known near surface discoveries like at Dropkick and search for new ones like at Pistachio along the 12 km of strike length acquired at AFZ Peripheral.

In Q1 2025, and following the release of New Found’s initial MRE, work has focused on planning exploration activities for the remainder of 2025, including within and near-MRE expansion drilling, and regional exploration including prospecting, soil sampling, geophysics, trenching, and field mapping. Priority targets include those within and adjacent to MRE areas (AFZ Core and AFZ Peripheral) and along the southern extensions of the AFZ at Queensway South.

Notable progress subsequent to Q1 2025 includes:

•	On April 29, 2025 the Company announced the continued success at expanding the gold mineralization at the Queensway Project at depth. Released results demonstrate that drilling continues to intersect mineralization in target areas outside the initial Mineral Resource at Queensway. New high-grade gold mineralization within 250 m of surface at Dome with DDH NFGC-24-2238 returning 38.7 g/t Au over 6.55 m, including 98.9 g/t Au over 2.10 m starting at a vertical depth of 240 m. This mineralization is located in proximity to the Lotto Zone and indicates the potential for near-resource expansion.

•	On April 29, 2025, the Company also announced the last of its Phase I deep drilling program results which successfully met its primary objective of beginning to assess the depth potential of the orogenic gold system at Queensway. The Phase I deep drilling at KSD and Keats-AFZ Deep, located well below the initial mineral resource, has begun to define new zones more than a kilometre below surface, indicating the depth potential at Queensway. Following up on discovery hole NFGC-24-2112, an additional five wedges were drilled into KSD to target deep gold mineralization between the KBFZ and the AFZ approximately 200 m below the Keats South Zone (“Keats South”) in the initial MRE. Highlights from the five wedges released include 10.3 g/t Au over 8.20 m, including 37.7 g/t Au over 2.00 m (NFGC-24-2112-W5) at 775 m vertical depth. This intercept is an approximately 60 m step-out to the south from NFGC-24-2112-W3 (1.97 g/t Au over 7.20 m; see the New Found Gold news release dated October 21, 2024).

•	On April 29, 2025 the Company announced the remaining deep drilling results, from a systematic program that tested the area between the KBFZ and the AFZ 750 m northeast of KSD. This drilling continued to yield broad intervals of quartz veining associated with low grade gold mineralization and localised occurrences of visible gold. This mineralization exhibits characteristics similar to those observed at KSD and within the initial MRE. DDH NFGC-24-2168 intersected 6.16 g/t Au over 3.10 m, including 18.4 g/t Au over 0.50 m and 2.10 g/t Au over 7.05 m. Mineralization in this DDH transected a broad zone of gold mineralization from 760 m to 870 m vertical depth. DDH NFGC-21-469 was extended to cross the AFZ and intersected 3.11 g/t Au over 2.00 m at a vertical depth of 1,150 m and 435 m below NFGC-24-2168. This is the deepest mineralization encountered to date on the Project, further highlighting the depth potential of the gold mineralized system at Queensway.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Queensway consists of an extensive land package that encompasses over 110 km of strike on the AFZ and JBPFZ that, through continued exploration, have demonstrated a spatial relationship to the known gold discoveries. The extensive glacial cover limits outcrop exposure but since 2016, New Found has made considerable advancements in ground field activities, utilizing exploration techniques such as soil and till sampling and trenching to identify potential bedrock sources of gold mineralization advancing many targets to the drilling phase.

Since 2019, a total of 606,226 m of drilling in 2,450 holes has been completed by the Company. This drilling has expanded the known mineralization at Keats and led to the discovery, and subsequent expansion, of Lotto, Golden Joint, Keats North, Keats West, Iceberg, K2, and numerous other zones.

The majority of the exploration drilling completed to date has been focused on a 5 km (AFZ Core area) long segment of the AFZ and is largely limited to the top 250 m vertical depth. At QWN alone, New Found controls over 22 km of strike along the AFZ. The Project offers the potential to 1) expand known discoveries at depth within the AFZ Core area, 2) identify new near-surface discoveries along strike of the main discovery area, and 3) advance existing targets and identify new targets at QWS and along the JBPFZ.

Pre-Development Studies

On November 6, 2024, the Company announced it had engaged SLR to deliver an initial MRE and PEA. The MRE was announced on March 24, 2025 and a PEA is ongoing with a target completion date of late Q2 2025. This is an important milestone for the Project as it will provide preliminary project economics in addition to defining the work programs that will allow the Company to advance the Project. Mine design and planning, metallurgical processing and economic optimizations will be conducted by SLR to complete the PEA.

Additional engineering studies include:

•	A bulk sample program is being planned and is aimed at confirming grade continuity and to validate the resource model. Bulk sampling is currently anticipated to commence in H1/26 following the receipt of all required permits,

•	Metallurgical testing programs are ongoing, and

•	Geotechnical and hydrogeological data collection programs are commencing in Q3 2025.

Environment and Social Responsibility

New Found has undertaken a range of environmental baseline studies across key biophysical and socio-economic components of the Queensway Project area. These include terrestrial and aquatic ecology, air, and water quality, noise and light surveys, acid rock drainage and metal leaching characterization, and hydrogeological assessments. The scope and scale of these programs are consistent with industry best practices for projects transitioning from early-stage exploration to advanced technical evaluations such as a PEA.

Environmental sensitivities within the area studied have been identified and are generally manageable with standard permitting conditions and mitigation strategies. Key considerations include a portion of the mineral licences falling within protected water supply areas and Crown Lands. No critical habitat for species at risk has been identified within the area studied.

Regulatory frameworks at both the federal and provincial levels have been reviewed, and future development will require provincial Environmental Assessment (“EA”) registration and permitting. The potential requirement for federal EA will be contingent on project scope and throughput. To date, the Company has demonstrated proactive engagement with regulators and local communities and is committed to continued collaboration as the Project advances.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Acquisition and exploration costs incurred

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at March 31, 2025 and December 31, 2024:

	Newfoundland
Three months ended March 31, 2025	Queensway $	Other $	Total $
Exploration and evaluation assets
Balance as at December 31, 2024	34,390,976	114,508	34,505,484
Additions:
Claim staking and license renewal costs	2,400	-	2,400
Balance as at March 31, 2025	34,393,376	114,508	34,507,884

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2024	267,847,694	575,695	268,423,389
Assays	1,048,373	-	1,048,373
Drilling	592,854	-	592,854
Environmental studies and permitting	110,189	-	110,189
Geochemistry	124,729	-	124,729
Geophysics	362,478	-	362,478
Imagery and mapping	57,109	-	57,109
Metallurgy	256,789	-	256,789
Technical reports and studies	504,179	-	504,179
Office and general	286,634	-	286,634
Reclamation	12,279	-	12,279
Salaries and consulting	2,179,515	-	2,179,515
Supplies and equipment	206,731	-	206,731
Travel and accommodations	131,659	-	131,659
Trenching	3,708	-	3,708
Exploration cost recovery	(146,850)	-	(146,850)
	5,730,376	-	5,730,376
Cumulative exploration expense – March 31, 2025	273,578,070	575,695	274,153,765

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

	Newfoundland
Three months ended March 31, 2024	Queensway $	Other $	Total $
Exploration and evaluation assets
Balance as at December 31, 2023	9,014,478	78,709	9,093,187
Additions:
Claim staking and license renewal costs	2,400	-	2,400
Balance as at March 31, 2024	9,016,878	78,709	9,095,587

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2023	215,285,192	574,857	215,860,049
Assays	2,605,635	-	2,605,635
Drilling	5,946,537	-	5,946,537
Environmental studies	355,144	-	355,144
Geochemistry	103,927	-	103,927
Geophysics	256,074	-	256,074
Imagery and mapping	28,409	69	28,478
Metallurgy	220,676	-	220,676
Office and general	206,081	-	206,081
Other	687,809	-	687,809
Permitting	100,956	-	100,956
Property taxes, mining leases and rent	81,466	-	81,466
Reclamation	196,577	-	196,577
Salaries and consulting	2,694,021	-	2,694,021
Seismic survey	117,583	-	117,583
Supplies and equipment	433,064	-	433,064
Travel and accommodations	241,135	-	241,135
Trenching	1,600	-	1,600
Exploration cost recovery	(115,500)	-	(115,500)
	14,161,194	69	14,161,263
Cumulative exploration expense – March 31, 2024	229,446,386	574,926	230,021,312

The Company is continuing ongoing work towards completion of a preliminary economic assessment in fiscal 2025 which will provide preliminary project economics in addition to defining the work programs that will allow the Company to advance the Queensway Project towards production. The Company is planning to complete the following activities during fiscal 2025 and fiscal 2026:

•	Infill and definition drilling aimed at converting the Company’s inferred resources to measured and indicated resources;

•	Regional exploration which includes prospecting, soil sampling, geophysics, trenching and field mapping of priority targets;

•	Follow-up drilling of recent discovery zones;

•	Initiate engineering studies including a bulk sample program commencing in fiscal 2026 aimed at confirming grade continuity and to validate the Company’s resource model;

•	Ongoing metallurgical testing programs;

•	Geotechnical and condemnation drilling;

•	Hydrogeological data collection; and,

•	Environmental studies and permitting

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

These activities are planned in order to advance the Queensway project towards completion of a feasibility study in fiscal 2027. The estimated costs associated with executing the Company’s plans to advance the Queensway Project, will require expenditures of approximately $300,000,000.

Overall Performance and Results of Operations

Total assets decreased to $61,719,689 at March 31, 2025, from $74,019,011 at December 31, 2024, primarily as a result of a decrease in cash of $9,949,882. Cash decreased as a result of the Company not accessing capital markets to raise additional financing while it worked on completing its initial mineral resource estimate and work continued towards completing a preliminary economic assessment. The Company is subject to regulatory approvals and access to capital markets may be impacted if such approvals are not received in a timely manner. Sales taxes recoverable declined $1,375,908 and prepaid expenses and deposits declined $790,746 as these fluctuate primarily with spending on exploration activities. The most significant assets at March 31, 2025 were exploration and evaluation assets of $34,507,884 (December 31, 2024: $34,505,484), cash of $12,367,666 (December 31, 2024: $22,317,548), property and equipment of $7,769,000 (December 31, 2024: $7,938,149), secured notes of $2,823,600 (December 31, 2024: $2,817,554) and investment in Kirkland Lake Discoveries Corp. of $1,522,735 (December 31, 2024: $1,525,756).

The Company is in the exploration stage and has no history of revenue generation. As such, continued access to capital markets will impact the Company’s statement of financial position at each reporting period and its ability to realize the value of its assets. Access to capital markets is impacted by regulatory compliance, commodity prices and other risks further described below under Risks and Uncertainties.

Summary of Quarterly Results

	2025		2024								2023
	Mar. 31 $		Dec. 31 $		Sep. 30 $		Jun. 30 $		Mar. 31 $		Dec. 31 $		Sep. 30 $		Jun. 30 $
Revenues	-		-		-		-		-		-		-		-
Loss and comprehensive loss for the period	(8,937,450	)(2)	(13,407,594	)(3)	(11,583,666	)(4)	(12,094,882	)(5)	(13,182,212	)(6)	(20,544,297	)(7)	(18,627,388	)(8)	(24,294,494)
Loss per Common Share Basic(1)	(0.04)		(0.07)		(0.06)		(0.06)		(0.07)		(0.11)		(0.11)		(0.15)
Loss per Common Share Diluted(1)	(0.04)		(0.07)		(0.06)		(0.06)		(0.07)		(0.11)		(0.11)		(0.15)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

(2)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $9,682,844, offset by an increase in salaries and consulting fees of $1,594,620, an increase in professional fees of $358,469 and a decrease in settlement of flow-through share premium liability of $3,330,585.

(3)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in exploration and evaluation expenditures of $2,552,101, partially offset by a decrease in interest income of $234,976, an increase in foreign exchange gain of $257,672 and an increase in settlement of flow-through share premium liability of $141,322.

(4)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in settlement of legal claim of $1,750,100, a decrease in unrealized losses on investments of $702,051 and an increase in settlement of flow-through share premium liability of $689,701, partially offset by an increase in exploration and evaluation expenditures of $2,733,381.

(5)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $4,033,525 and a decrease in share-based compensation of $475,407, partially offset by an increase in salaries and consulting of $379,015, a decrease in settlement of flow-through share premium liability of $907,350, settlement of legal claim of $1,750,100 and an increase in unrealized losses on investments of $435,708.

(6)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $6,323,876 and a decrease in impairment of equity investment of $1,000,237, partially offset by an increase in share-based compensation of $344,292.

(7)	Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $6,460,073 and a decrease in unrealized losses on investments of $1,525,529, partially offset by a decrease in settlement of flow-through share premium of $3,968,911 and an increase in impairment of equity investment of $1,000,237.

(8)	Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in exploration and evaluation expenditures of $1,984,071, an increase in salaries and consulting of $382,246, an increase in unrealized losses on investments of $1,052,805, partially offset by a decrease in gain on sale of exploration and evaluation assets of $4,217,935.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Three months ended March 31, 2025 and 2024

During the three months ended March 31, 2025, loss from operating activities decreased by $7,109,762 to $9,403,539 compared to $16,513,301 for the three months ended March 31, 2024. The decrease in loss from operating activities is largely due to:

-	A decrease of $8,430,887 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $5,730,376 for the three months ended March 31, 2025 compared to $14,161,263 for the three months ended March 31, 2024. During the three months ended March 31, 2025, the Company continued ongoing processing of assays from its 2024 drill program, advanced work on its upcoming preliminary economic assessment and published its initial mineral resource estimate compared to completing 28,411 meters of drilling at its Queensway project during the three months ended March 31, 2024.

-	A decrease of $703,452 in share-based compensation. Share-based compensation recovery was $152,554 for the three months ended March 31, 2025 compared to share-based compensation expense of $550,898 for the three months ended March 31, 2024. The decrease is due to no stock options granted and the forfeiture of 75,000 stock options during the three months ended March 31, 2025, compared to 200,000 stock options granted, of which 100,000 vested, and the continued vesting of previously granted stock options with a total value of $550,898 during the three months ended March 31, 2024.

The decrease was partially offset by:

-	An increase of $1,596,869 in salaries and consulting. Salaries and consulting was $2,139,701 for the three months ended March 31, 2025 compared to $542,832 for the three months ended March 31, 2024. The increase is due to a bonus of $1,031,760 paid to the former Executive Chairman and Chief Executive Officer and $424,080 of termination benefit paid to the former Chief Operating Officer resulting in higher overall compensation paid to key management personnel during the three months ended March 31, 2025 compared to no bonuses or termination benefits incurred resulting in lower overall compensation paid to key management personnel during the three months ended March 31, 2024.

Other items

For the three months ended March 31, 2025, other income was $466,089 compared to $3,331,089 for the three months ended March 31, 2024. The $2,865,000 decrease is largely due to:

-	A decrease of $3,406,912 in settlement of flow-through share premium. Settlement of flow-through share premium was $Nil for the three months ended March 31, 2025 compared to $3,406,912 the three months ended March 31, 2024. The Company settled all of its flow-through share premium liability during fiscal 2024.

-	A decrease of $545,201 in interest income. Interest income was $271,744 during the three months ended March 31, 2025 compared to $816,945 during the three months ended March 31, 2024. The decrease is due to lower interest rates and less interest income earned on the Company’s interest-bearing cash balances during the three months ended March 31, 2025.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

These decreases were partially offset by:

-	A decrease of $475,058 in unrealized losses on investments. Unrealized gains on investments were $169,304 during the three months ended March 31, 2025 compared to $305,754 in unrealized losses on investments during the three months ended March 31, 2024. The decrease is due to changes in the fair values of investments held at March 31, 2025 and 2024.

-	A decrease of $396,843 in loss from equity investment. Loss from equity investment in Kirkland Lake Discoveries Corp was $3,021 for the three months ended March 31, 2025 compared to $399,864 for the three months ended March 31, 2024. The decrease is due to the Company’s share of lower comprehensive loss for the three months ended March 31, 2025 compared to the Company’s share of higher comprehensive loss for the three months ended March 31, 2024 as a significant equity owner in Kirkland Lake Discoveries Corp.

-	A decrease of $288,567 in Part XII.6 tax. Part XII.6 tax was $Nil for the three months ended March 31, 2025 compared to $288,567 for the three months ended March 31, 2024. The Company did not incur any Part XII.6 tax in respect of unspent flow-through proceeds during the three months ended March 31, 2025 compared to incurring $288,567 in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rules, in accordance with the Income Tax Act of Canada during the three months ended March 31, 2024.

The Company recorded loss and comprehensive loss of $8,937,450 or $0.04 basic and diluted loss per share for the three months ended March 31, 2025 (March 31, 2024: $13,182,212 or $0.07 basic and diluted loss per share).

Liquidity and Capital Resources

As at March 31, 2025, the Company had cash of $12,367,666 to settle current liabilities of $3,967,659.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at March 31, 2025, the Company has a working capital surplus, calculated as current assets less current liabilities, of $13,858,143, consisting primarily of cash, and negative cash flow from operating activities of $9,690,051 for the three months ended March 31, 2025.

The Company’s exploration and evaluation assets presently have no proven or probable reserves. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. Although the Company presently has sufficient financial resources to cover its existing obligations and operating costs, the Company expects to require further funding to fund its planned programs for the next year. Management is actively targeting sources of additional financing including through the issuance of shares, which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. Although the Company has been successful in the past in generating financing, there is no assurance it will be able to do so in the future. These items cast significant doubt as to the Company’s ability to continue as a going concern.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

The sources of funds currently available to the Company for its acquisition and exploration projects are solely from equity financing. The Company does not have bank debt or banking credit facilities in place as at the date of this report.

As at March 31, 2025, the Company had the following contractual obligations:

Contractual obligations	Total $	1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Accounts payable and accrued liabilities	3,935,661	3,935,661	-	-	-
Lease obligations	281,008	46,249	24,439	26,064	184,256
Total contractual obligations (i)	4,216,669	3,981,910	24,439	26,064	184,256

(i)          Amounts shown in the table are undiscounted and inclusive of interest payments.

Property Option Agreement

On November 2, 2022, the Company entered into the VOA Option Agreement to acquire a 100% interest in five mineral licenses located near Gander, Newfoundland. Under the terms of the VOA Option Agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;

•	$200,000 (paid) and 39,762 common shares (issued) on or before November 2, 2023;

•	$250,000 (paid) and 69,583 common shares (issued) on or before November 2, 2024;

•	$300,000 and 89,463 common shares on or before November 2, 2025;

•	$600,000 and 129,224 common shares on or before November 2, 2026; and

•	$800,000 and 119,284 common shares on or before November 2, 2027.

Kingsway Project

The Kingsway Project carries a 1.0% NSR payable to the royalty holders upon commencement of commercial production.

The Company will also pay to the royalty holders $1 per ounce of gold contained within the property in the indicated mineral resource and measured mineral resource categories (the “Resource Payment”) as defined by the Canadian Institute of Mining, Metallurgy and Petroleum, and established in a NI 43-101 or like technical report for the development of the property. The Resource Payment is payable upon the commencement of commercial production.

An advance royalty payment of $50,000 per year will be payable commencing on March 3, 2026 and continuing each year until the commencement of commercial production. Any advance royalties paid will be deducted from the royalty payable after commencement of commercial production.

Outstanding Share Data

During the three months ended March 31, 2025, 150,000 share purchase options were exercised at a weighted-average exercise price of $1.35 per share for gross proceeds of $201,875.

Subsequent to March 31, 2025, 100,000 share purchase options with an exercise price of $1.00 per share were exercised for gross proceeds of $100,000 and 50,000 share purchase options with an exercise price of $1.075 per share were exercised for gross proceeds of $53,750.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Subsequent to March 31, 2025, 12,500 share purchase options with a weighted-average exercise price of $6.35 per share expired.

As at March 31, 2025 there were 200,607,994 common shares issued and outstanding. As of the date of this report, there were 200,757,994 common shares issued and outstanding.

As at March 31, 2025, there were 9,911,500 share purchase options and no warrants outstanding. As at the date of this report, there were 9,749,000 share purchase options and no warrants outstanding.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended March 31,
	2025 $	2024 $
Amounts paid to PJH Consulting, LLC (i) included in salaries and consulting	21,575	-
Amounts paid to Notz Capital Corp. (ii) included in corporate development and investor relations	46,921	43,585
Amounts paid to EarthLabs Inc. (iii) included in exploration and evaluation	-	4,500

(i)	Amounts incurred for administrative services provided by a close family member of Paul Huet, Chair of the board of directors. PJH Consulting, LLC is a related entity of Paul Huet, Chair of the board of directors.

(ii)	Amounts incurred for corporate development and investor relations services provided by a close family member of Collin Kettell, former Executive Chairman and Chief Executive Officer.

(iii)	Amounts incurred for administrative services provided by EarthLabs Inc., a related entity of Denis Laviolette, former Director and President.

As at March 31, 2025, there was $21,564 payable to PJH Consulting, LLC for salaries and consulting fees included in accounts payable and accrued liabilities (December 31, 2024 - $Nil). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Three months ended March 31, 2025	Salaries and Consulting $		Share-based compensation $	Bonus $	Total $
Keith Boyle, Chief Executive Officer	88,306		-	-	88,306
Collin Kettell, Former Executive Chairman and Chief Executive Officer	38,400		-	1,031,760	1,070,160
Melissa Render, President	90,000	(3)	-	-	90,000
Michael Kanevsky, Chief Financial Officer	29,160		-	-	29,160
Greg Matheson, Former Chief Operating Officer	471,200	(1)	-	-	471,200
Ron Hampton, Former Chief Development Officer	562,529	(2)(3)	-	-	562,529
Paul Huet, Director	43,150		-	-	43,150
William Hayden, Director	18,000		-	-	18,000
Chad Williams, Director	6,000		-	-	6,000
Vijay Mehta, Director	18,000		-	-	18,000
Total	1,364,745		-	1,031,760	2,396,505

(1)	Includes termination benefit of $424,080 in accordance with the terms of their management agreement.

(2)	Includes termination benefit of $505,440 in accordance with the terms of their management agreement.

(3)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

Three months ended March 31, 2024	Salaries and Consulting $	Share-based compensation $	Bonus $	Total $
Collin Kettell, Executive Chairman and Chief Executive Officer	97,200	-	-	97,200
Denis Laviolette, President	68,040	-	-	68,040
Michael Kanevsky, Chief Financial Officer	29,160	-	-	29,160
Greg Matheson, Chief Operating Officer	63,180	-	-	63,180
Ron Hampton, Chief Development Officer	84,240	33,478	-	117,718
Doug Hurst, Director	18,000	-	-	18,000
Raymond Threlkeld, Director	18,000	-	-	18,000
Vijay Mehta, Director	18,000	-	-	18,000
Total	395,820	33,478	-	429,298

As at March 31, 2025, there was $22,979 comprised of $15,000 for compensation and $1,979 for travel expenditures owed to Melissa Render, the Company’s President, and $6,000 owed to Chad Williams for directors fees included in accounts payable and accrued liabilities (December 31, 2024 - $56,040 comprised of $15,000 for compensation and $1,533 for travel expenditures owed to Melissa Render, the Company’s President, $22,426 for travel expenditures owed to Greg Matheson, former Chief Operating Officer, $2,163 for travel expenditures owed to Collin Kettell, former Executive Chairman and Chief Executive Officer, $152 to Michael Kanevsky, Chief Financial Officer for office expenditures, $14,040 for compensation and $725 for travel expenditures owed to Ron Hampton, the Company’s former Chief Development Officer).

The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company's business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

Mineral Resource Estimate

The Queensway Project is currently considered to be in the exploration stage. Mineral Resources are, in large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the particular level of recovery will be realized. Mineral Resources on the Queensway Project have been determined based upon assumed cut-off grades, metal prices and operating costs at the time of calculation, as set out in the Technical Report. Future production, if any, could differ dramatically from Mineral Resource estimates because, among other reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

•	potential errors in estimation calculations or assumptions used in geological modeling;

•	increases in operating mining costs and processing costs could adversely affect Mineral Resources; and

•	the grade of the Mineral Resources may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore.

Estimated Mineral Resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence Mineral Resource estimates. Any reduction in estimated Mineral Resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on our earnings, results of operations and financial condition.

Mineralization estimates for our properties may require adjustments or downward revisions based upon further exploration or development work or actual future production experience. In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small- scale tests will be duplicated in large-scale tests under on- site conditions or in production scale.

Extended declines in market prices for gold or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in mineralization estimates, or of the ability to extract mineralized material from our properties, could (directly or indirectly) have a material adverse effect on our results of operations or financial condition.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the mineral claims that form the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital. There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore.

The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses.

The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.

The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Acquisition of Additional Mineral Properties

If the Company loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable securities regulatory authorities. There is also no guarantee that applicable securities regulatory authorities will approve the acquisition of any additional properties by the Company, whether by way of an option or otherwise, should the Company wish to acquire any additional properties.

Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

These licences place a range of past, current and future obligations on the Company. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations.

The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.

The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.

These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit. The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason.

Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk. In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

In addition, as the Company’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The ongoing conflict in Ukraine, the Israel-Hamas war, and the global response to these conflicts as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should the Israel-Hamas war expand, the Ukraine conflict continue for an extended period of time or expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Uncertainty of Trade Policies

The imposition of tariffs or other trade restrictions, particularly those threatened or imposed by the U.S. and any retaliatory tariffs imposed by Canada, could have significant repercussions for Canadian businesses and the broader economy. Increased costs of goods and services may contribute to inflation and hamper economic growth. The Company may be affected by tariffs and the consequent disruptions in global trade in several ways, including decreased availability of supplies and increases to costs related to changes in foreign exchange rates.

Sanctions

The Company’s business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action.

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies. The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted. While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital could be adversely impacted.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Inflation

The Company’s operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Company’s inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on the Company’s financial performance.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation.

There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Province of Newfoundland and Labrador.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the natural landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation.

While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities.

Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses.

Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes. Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities.

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

The Company’s financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to carrying amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management of the Company is actively targeting sources of additional financing through alliances with financial, exploration and mining entities or other business and financial transactions which would assume continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

Reporting Issuer Status

The Company is subject to reporting requirements under applicable securities law, the listing requirements of the TSXV and NYSE American and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all.

Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft.

The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Policies and Estimates

The Company prepares its financial statements using accounting policies consistent with IFRS as issued by the IASB.

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

In preparing the condensed interim financial statements for the three months ended March 31, 2025 and 2024, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited financial statements for the year ended December 31, 2024.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

The Company was subject to credit risk through its investment in Maritime secured notes, in which case the maximum exposure to credit risk was the full value of the secured notes of $2,823,600 at March 31, 2025 (December 31, 2024 - $2,817,554). Subsequent to March 31, 2025, the Company sold its secured notes of Maritime for gross proceeds of $2,778,000 (US$2,000,000).

Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2024.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at March 31, 2025, the Company has total liabilities of $4,037,113 and cash of $12,367,666 which is available to discharge these liabilities (December 31, 2024 – total liabilities of $7,448,306 and cash of $22,317,548).

There have been no changes in management’s methods for managing liquidity risk since December 31, 2024.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at March 31, 2025 would change the Company’s net loss by $312,081 as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, interest rate risk is not significant. Interest receivable on secured notes is determined based on a floating interest rate and therefore subject to interest rate fluctuations, interest rate risk is not material.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at March 31, 2025 would change the Company’s net loss by $88,958 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2024.

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2025, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “appears”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, “initial”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

These forward-looking statements include, among other things, statements relating to the Queensway Project and the Company’s planned and future exploration, drilling and mineralization on the Company’s Queensway Gold Project in Newfoundland and Labrador; the interpretation of the results and benefits of the drilling program; future drilling and the timing and  expected benefits thereof; the PEA and the expected timing and benefits thereof; assay results; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of the Queensway Project; future press releases by the Company; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants and the potential impact of any tariffs, countervailing duties or other trade restrictions.

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

As of the date of this MD&A, these include, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets and availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Management’s Discussion and Analysis

For the three months ended March 31, 2025 and 2024

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Note for United States Investors

Disclosure regarding the Company’s mineral properties, including with respect to mineral resource estimates included in this MD&A, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions at the date of this report.

Additional Information

Additional information relating to the Company, including the Company’s annual information form, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.